Exhibit 99.1

CytoMed Therapeutics Announces Publication of Collaborative Research with The University of Texas, MD Anderson Cancer Center, Demonstrating the Potential of Allogeneic γδ T Cells in Acute Myeloid Leukemia

Singapore, Singapore – (October 2, 2025) – CytoMed Therapeutics Limited (NASDAQ: GDTC) (“CytoMed” or “Company”), a Singapore-based clinical stage biopharmaceutical company focused on harnessing its proprietary technologies to develop novel affordable donor-derived cell-based immunotherapies for the treatment of a broad range of cancers, including both blood and solid tumours, is pleased to announce the publication of a preclinical study, in a research article entitled “Donor-Derived Vγ9Vδ2 T Cells for Acute Myeloid Leukemia: A Promising “off-the-shelf” Immunotherapy Approach”. The study results from this collaborative research with The University of Texas, MD Anderson Cancer Center (MDACC), are suggesting the promising potential of CytoMed’s allogeneic γδ T cell therapy (CTM-GDT) for treating acute myeloid leukemia (AML). This collaboration with MDACC is under a previously announced research agreement in May 2023. The research article is now publicly and freely online at Donor-Derived Vγ9Vδ2 T Cells for Acute Myeloid Leukemia: A Promising “Off-the-Shelf” Immunotherapy Approach.

“These findings provide the rationale for further clinical study of allogeneic donor-derived γδ T cells in treating AML as well as other cancers. It will facilitate our endeavour to advance our next γδ T cell-based product into clinical trial after our leading product CAR-γδ T cells (CTM-N2D), which is currently undergoing a Phase 1 clinical trial in Singapore.” said Dr. Zeng Jieming, M.D., Ph.D., Chief Scientific and Medical Officer of CytoMed and co-author of the paper.

Mr. Peter Choo, Chairman of CytoMed commented, “This research provides more evidence for applying allogeneic γδ T cells to hematologic malignancies and we are planning to move into clinical trials in Southeast Asia and bring novel immunotherapy options to patients with limited treatment alternatives.”

About CytoMed Therapeutics Limited (CytoMed)

Incorporated in 2018, CytoMed was spun off from the Agency for Science, Technology and Research (A*STAR), Singapore’s leading research and development agency in the public sector. CytoMed is a clinical stage biopharmaceutical company focused on harnessing its licensed proprietary technologies, namely gamma delta T cell and iPSC-derived gamma delta Natural Killer T cell, to create novel cell-based allogeneic immunotherapies for the treatment of various human cancers. The development of novel technologies has been inspired by the clinical success of existing CAR-T therapies in treating haematological malignancies, as well as the current clinical limitations and commercial challenges in extrapolating the CAR-T principle into the treatment of solid tumours. For more information, please visit www.cytomed.sg and follow us on Twitter (“X”) @CytomedSG, on LinkedIn, and Facebook.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s plans to develop and commercialize its product candidates; the initiation, timing, progress and results of the Company’s current and future pre-clinical studies and clinical trials and the Company’s R&D programs; the Company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; the Company’s ability to successfully acquire or obtain licenses for additional product candidates on reasonable terms; the Company’s ability to establish and maintain collaborations and/or obtain additional funding and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof.

Contact :

CytoMed Therapeutics Limited

enquiry@cytomed.sg

Attention : Evelyn Tan, Chief Corporate Officer